Exhibit F-1

FIRST ENERGY METALS LIMITED

FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2019, 2018 AND 2017

(Expressed in Canadian dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of First Energy Metals Limited,

Opinion on the Financial Statements

We have audited the accompanying financial statements of First Energy Metals Limited (“the Company”), which comprise the consolidated statements of financial position as at March 31, 2019 and 2018 and the statements of loss and comprehensive loss, changes in equity and cash flows for each of the years in the three year period ended March 31, 2019, and a summary of significant accounting policies and other explanatory information (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2019 and 2018 and its financial performance and its cash flows for each of the years in the three year period ended March 31, 2019, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

Without modifying our opinion, we draw attention to Note 1 in the financial statements which indicates that there are material uncertainties that cast significant doubt about the going concern assumption. The Company has no current source of revenue, has incurred losses from inception and is dependent upon its ability to secure new sources of financing. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that casts significant doubt about the Company's ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement, whether due to fraud or error. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

CHARTERED PROFESSIONAL ACCOUNTANTS
Vancouver, Canada
July 29, 2019

We have served as the Company’s auditor since 2017.

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FIRST ENERGY METALS LIMITED
Statements of Financial Position
(Expressed in Canadian dollars)

		March 31,	March 31,
	Note	2019	2018
ASSETS
Current Assets
Cash		$216,835	$376,375
Amounts receivable and prepaid expenses	4	16,024	15,816
Total Current Assets		232,859	392,191
Non-current Assets
Reclamation deposits		11,000	21,000
Exploration and evaluation assets	5	83,000	-
Total Non-current Assets		94,000	21,000
Total Assets		$326,859	$413,191
LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	6	$78,675	$136,751
Due to related parties, net	8	46,851	42,071
Loan payable	7	-	76,641
Total Liabilities		125,526	255,463
SHAREHOLDERS' EQUITY
Share capital	9	35,713,325	35,188,833
Warrants reserve		446,899	245,266
Share subscriptions		24,950	-
Share-based payments reserve	9	211,227	245,600
Deficit		(36,195,068)	(35,521,971)
Total Shareholders’ Equity		201,333	157,728
Total Liabilities and Shareholders’ Equity		$326,859	$413,191

Going concern	1

Approved and authorized for issue on behalf of the board of directors on July 29, 2019 by:

/s/Gurminder Sangha Director	/s/Jurgen Wolf Director

The accompanying notes are an integral part of these financial statements.

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FIRST ENERGY METALS LIMITED
Statements of Loss and Comprehensive Loss
(Expressed in Canadian dollars)

		For the years ended March 31,
	Note	2019	2018	2017
Expenses
Consulting fees	8	$239,839	$58,570	$6,850
Exploration and evaluation costs (recoveries)	5	151,846	40,967	7,152
General and administrative		14,405	26,601	32,091
Professional fees		62,183	50,968	83,108
Salaries, fees and benefits	8	39,614	79,750	57,427
Shareholder communications		165,378	47,734	38,856
Share-based payments	9	-	44,193	131,412
Loss Before Other Items		(673,265)	(348,783)	(356,896)
Other Items
Interest income		168	31	35
Write-down of exploration and evaluation assets	5	-	(513,600)	-
Total Other Income		168	(513,569)	35
Net Loss and Comprehensive Loss for the Year		(673,097)	(862,352)	(356,861)
Loss per Common Share, Basic and Diluted		$(0.05)	$(0.09)	$(0.05)
Weighted Average Number of Shares Outstanding – Basic and Diluted		14,542,817	9,241,207	7,169,542

The accompanying notes are an integral part of these financial statements.

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FIRST ENERGY METALS LIMITED
Statements of Changes in Shareholders’ Equity
For the years ended March 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

		Common Shares
		Without Par Value
					Share-based
	Note			Warrants	Payments		Total Equity
		Shares	Amount	Reserve	Reserve	Deficit	(Deficiency)
Balance, March 31, 2016		6,396,166	$33,973,547	$54,688	$71,009	$(34,302,758)	$(203,514)
Shares issued for exploration and evaluation assets		1,284,000	513,600	-	-	-	513,600
Share-based payments		-	-	-	131,412	-	131,412
Options exercised		14,000	5,914	-	(1,014)	-	4,900
Shares issued for termination settlement		20,000	7,000	-	-	-	7,000
Private placement		1,189,142	416,200	-	-	-	416,200
Share issue costs		-	(2,831)	-	-	-	(2,831)
Fair value of warrants from private placement		-	(190,578)	190,578	-	-	-
Net loss for the year		-	-	-	-	(356,861)	(356,861)
Balance, March 31, 2017		8,903,308	34,722,852	245,266	201,407	(34,659,619)	509,906
Share-based payments		-	-	-	44,193	-	44,193
Private placement		3,333,330	500,000	-	-	-	500,000
Share issue costs		-	(34,019)	-	-	-	(34,019)
Net loss for the year		-	-	-	-	(862,352)	(862,352)
Balance, March 31, 2018		12,236,638	35,188,833	245,266	245,600	(35,521,971)	157,728
Options exercised		140,000	69,373	-	(34,373)	-	35,000
Shares issued for exploration and evaluation assets		175,000	63,000	-		-	63,000
Private placement		5,079,365	600,000	-	-	-	600,000
Fair value of warrants from private placement		-	(201,633)	201,633	-	-	-
Share issue costs		-	(6,248)	-	-	-	(6,248)
Net loss for the year		-	-	-	-	(673,097)	(673,097)
Balance, March 31, 2019		17,631,003	$35,713,325	$446,899	$211,227	$(36,195,068)	$176,383

The accompanying notes are an integral part of these financial statements.

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FIRST ENERGY METALS LIMITED
Statements of Cash Flows
(Expressed in Canadian dollars)

	For the years ended March 31,
	2019	2018	2017
Cash provided by (used in):
Operations
Net loss for the year	$(673,097)	$(862,352)	$(356,861)
Items not involving cash:
Consulting fees - settlement with former CFO	-	-	7,000
Share-based payments	-	44,193	131,412
Write-down of exploration and evaluation assets	-	513,600	-
Changes in non-cash operating assets and liabilities:
Amounts receivable and prepaid expenses	(208)	9,292	(11,219)
Deferred charge	-	9,375	6,250
Accounts payable and accrued liabilities	(58,076)	254,255	12,203
Due to related parties, net	4,780	(14,558)	(246,802)
Cash used in operating activities	(726,601)	(46,195)	(458,017)
Investing activities
Acquisition of exploration & evaluation assets	(20,000)	-	-
Reclamation bonds	10,000	(3,000)	-
Cash used in investing activities	(10,000)	(3,000)	-
Financing activities
Proceeds from financing	600,000	500,000	416,200
Share issue costs	(6,248)	(34,019)	(2,831)
Repayments of loans	(76,641)	(76,437)	-
Proceeds from exercise of stock options	35,000	-	4,900
Share subscriptions received in advance	24,950	-	-
Proceeds from loans from related party	-	-	75,000
Cash provided by financing activities	577,061	389,544	493,269
Increase (decrease) in cash during the year	(159,540)	340,349	35,252
Cash, beginning of the year	376,375	36,026	774
Cash, end of the year	$216,835	$376,375	$36,026
Supplemental information:
Shares issued for exploration and evaluation assets	$63,000	$-	$513,600
Fair value of warrants issued in connection with financing	$-	$-	$190,578
Fair value of options exercised	$34,373	$-	$1,014

The accompanying notes are an integral part of these financial statements.

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FIRST ENERGY METALS LIMITED
Notes to the Financial Statements
For the years ended March 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

1. Nature of Operations and Going Concern

First Energy Metals Limited (“First Energy” or the “Company”) was incorporated on October 12, 1966 in the Province of British Columbia under the Business Corporations Act of British Columbia, and its principal business activity is the exploration of mineral properties in Canada.

The Company’s head office and principal address is 1206 - 588 Broughton Street, Vancouver, BC V6G 3E3 Vancouver. The Company’s registered and records office is 25th Floor-700 West Georgia Street, Vancouver, B.C., Canada, V7Y 1B3.

On March 1, 2019, the Company's common shares commenced trading on the Canadian Securities Exchange ("CSE"), following the Company voluntarily delisting its common shares from the TSX Venture Exchange. The Company's trading symbol remains as ‘FE’.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. If the going concern assumption is not appropriate for these financial statements then adjustments would be necessary to the carrying amount of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

During the year ended March 31, 2019, the Company experienced operating losses and negative operating cash flows with the operations of the Company having been primarily funded by the issuance of share capital. The Company expects to incur further losses in the development of its business, and these matters are indicative of the existence of material uncertainty that casts significant doubt as to the Company’s ability to continue as a going concern.

The Company will need to raise sufficient funds as the Company’s current assets are not sufficient to finance its operations and administrative expenses. The Company is evaluating financing options including, but not limited to, the issuance of additional equity and debt. The Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include the Company’s performance (as measured by numerous factors including the progress and results of its projects), the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. In addition to evaluating financing options, the Company implemented cost savings measures.

These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material.

2. Significant Accounting Policies

(a) Statement of Compliance

These financial statements, including comparatives, have been prepared in accordance with International Accounting Standard 1, Presentation of Financial Statements (“IAS 1”) as issued by the International Accounting Standards Board (“IASB”). The policies applied in these financial statements are based on International Financial Reporting Standards (“IFRS”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) issued and outstanding as at July 29, 2019, the date the board of directors approved these consolidated financial statements for issue.

(b) Basis of Measurement and Presentation

These financial statements have been prepared using the historical cost convention using the accrual basis of accounting except for some financial instruments, which have been measured at fair value. In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for a fair presentation have been included.

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FIRST ENERGY METALS LIMITED
Notes to the Financial Statements
For the years ended March 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

2. Significant Accounting Policies (continued) (c) Cash

Cash consists of cash held in bank accounts. For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

(d) Exploration and Evaluation Assets

Exploration and evaluation acquisition costs are considered assets and capitalized at cost. When shares are issued as consideration for exploration and evaluation asset costs, they are valued at the closing share price on the date of issuance. Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded in the accounts upon payment. When the technical and commercial viability of a mineral interest has been demonstrated and a development decision has been made, accumulated expenses will be tested for impairment before they are reclassified to assets and amortized on a unit of production basis over the useful life of the ore body following commencement of commercial production.

Costs incurred before the Company has obtained the legal rights to explore an area are expensed. Mineral property exploration and evaluation expenditures are expensed until the property reaches the development stage.

The recoverability of the amounts capitalized for exploration and evaluation assets is dependent upon the determination of economically recoverable mineral deposits, confirmation of the Company’s interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof. If it is determined that exploration and evaluation assets are not recoverable, the property is abandoned, or management has determined an impairment in value, the property is written down to its estimated recoverable amount.

Refer to note 3(c).

(e) Financial Instruments and Risk Management

Financial instruments are measured on initial recognition at fair value, plus, in the case of financial instruments other than those classified as fair value through profit or loss ("FVPL"), directly attributable transaction costs. Financial instruments are recognized when the Company become party to the contracts that give rise to them and are classified as amortized cost, fair value through profit or loss or fair value through other comprehensive income, as appropriate.

The Company considers whether a contract contains an embedded derivative when the entity first becomes a party to it. The embedded derivatives are separated from the host contract if the host contract is not measured at fair value through profit or loss and when the economic characteristics and risks are not closely related to those of the host contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

Financial assets at FVPL

Financial assets at FVPL include financial assets held for trading and financial assets not designated upon initial recognition as amortized cost or fair value through other comprehensive income ("FVOCI"). A financial asset is classified in this category principally for the purpose of selling in the short term, or if so designated by management. Transaction costs are expensed as incurred. On initial recognition, a financial asset that otherwise meets the requirements to be measured at amortized cost or FVOCI may be irrevocably designated as FVPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. Financial assets measured at FVPL are measured at fair value with changes in fair value recognized in profit or loss.

Financial assets at FVOCI

On initial recognition of an equity investment that is not held for trading, an irrevocable election is available to measure the investment at fair value upon initial recognition plus directly attributable transaction costs and at each period end, changes in fair value are recognized in other comprehensive income ("OCI") with no reclassification to profit or loss. The election is available on an investment-by-investment basis.

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FIRST ENERGY METALS LIMITED
Notes to the Financial Statements
For the years ended March 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

2. Significant Accounting Policies (continued)

(e) Financial Instruments and Risk Management (continued)

Financial assets at amortized cost

A financial asset is measured at amortized cost if it is held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, and is not designated as FVPL. Financial assets classified as amortized cost are measured subsequent to initial recognition at amortized cost using the effective interest method. Cash, other receivables and certain other assets are classified as and measured at amortized cost.

Financial liabilities

Financial liabilities, including accounts payable and accrued liabilities and finance leases are recognized initially at fair value, net of transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in net earnings when the liabilities are derecognized as well as through the amortization process. Borrowing liabilities are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date. Accounts payable and accrued liabilities and finance leases are classified as and measured at amortized cost.

Derivative instruments

Derivative instruments, including embedded derivatives, are measured at fair value on initial recognition and at each subsequent reporting period. Any gains or losses arising from changes in fair value on derivatives are recorded in profit or loss.

Fair values

The fair value of quoted investments is determined by reference to market prices at the close of business on the statement of financial position date. Where there is no active market, fair value is determined using valuation techniques. These include using recent arm’s length market transactions; reference to the current market value of another instrument which is substantially the same; discounted cash flow analysis; and, pricing models.

Financial instruments that are measured at fair value subsequent to initial recognition are grouped into a hierarchy based on the degree to which the fair value is observable as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

Impairment of financial assets

A loss allowance for expected credit losses is recognized in OCI for financial assets measured at amortized cost. At each balance sheet date, on a forward-looking basis, the Company assesses the expected credit losses associated with its financial assets carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. The impairment model does not apply to investment in equity instruments. The expected credit losses are required to be measured through a loss allowance at an amount equal to the 12- month expected credit losses (expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date) or full lifetime expected credit losses (expected credit losses that result from all possible default events over the life of the financial instrument). A loss allowance for full lifetime expected credit losses is required for a financial instrument if the credit risk of that financial instrument has increased significantly since initial recognition.

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FIRST ENERGY METALS LIMITED
Notes to the Financial Statements
For the years ended March 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

2. Significant Accounting Policies (continued)

(e) Financial Instruments and Risk Management (continued)

Financial instruments are exposed to credit, liquidity and market risks. Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

Derecognition of financial assets and liabilities

A financial asset is derecognised when either the rights to receive cash flows from the asset have expired or the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party. If neither the rights to receive cash flows from the asset have expired nor the Company has transferred its rights to receive cash flows from the asset, the Company will assess whether it has relinquished control of the asset or not. If the Company does not control the asset then derecognition is appropriate.

A financial liability is derecognised when the associated obligation is discharged or canceled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in profit or loss

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of price risk: currency risk, interest rate risk and other price risk.

Liquidity risk on amounts due to creditors and amounts due to related parties were significant to the Company’s statement of financial position. The Company manages these risks by actively pursuing additional share capital issuances to settle its obligations in the normal course of its operating, investing and financing activities. The Company’s ability to raise share capital is indirectly related to changing metal prices and the price of silver and gold in particular.

(f) Equipment

Equipment is recorded at cost and depreciated over its estimated useful life. The cost of an item includes the purchase price and directly attributable costs to bring the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Where an item of equipment comprises major components with different useful lives, the components are accounted for as separate items of equipment.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of operations and comprehensive loss during the financial period in which they are incurred.

Depreciation is recognized using the straight-line basis over the estimated useful lives of the various classes of equipment, ranging from three to five years. Depreciation methods, useful lives and residual values are reviewed at each financial year end and are adjusted if appropriate.

(g) Impairment of Tangible and Intangible Assets

At the end of each reporting period, the Company’s assets are reviewed to determine whether there is any indication that the assets may be impaired. If such indication exists, the recoverable amount of the identified asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less cost to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

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FIRST ENERGY METALS LIMITED
Notes to the Financial Statements
For the years ended March 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

2. Significant Accounting Policies (continued)

(g) Impairment of Tangible and Intangible Assets (continued)

Where it is possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets. Each of the Company’s exploration and evaluation properties is considered to be a cash-generating unit for which impairment testing is performed.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior reporting periods. A reversal of an impairment loss is recognized immediately in profit or loss.

Management’s estimates of mineral prices, recoverable reserves, and operating, capital and restoration costs are subject to certain risks and uncertainties that may affect the recoverability of exploration and evaluation assets. A mining enterprise is required to consider the conditions for impairment write-down. The conditions include significant unfavorable economic, legal regulatory, environmental, political and other factors. In addition, management’s development activities towards its planned principal operations are key factors considered as part of the ongoing assessment of the recoverability of the carrying amount of exploration and evaluation assets. Whenever events or changes in circumstances indicate that the carrying amount of a mineral property in the exploration stage may be impaired, the capitalized costs are written down to the estimated recoverable amount. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flow to be generated from its projects.

(h) Income Taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for goodwill that is not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable loss, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, it provides a valuation allowance against that excess.

(i) Foreign Currency Translation

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company and its subsidiary is the Canadian dollar. The functional currency determinations were made through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than the Canadian dollar are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate while non-monetary assets and liabilities are translated at historical rates. Revenue and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in the statement of operations.

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FIRST ENERGY METALS LIMITED
Notes to the Financial Statements
For the years ended March 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

2. Significant Accounting Policies (continued)

(j) Share-based Payments

The Company accounts for stock options issued to directors and employees at the fair value determined on the grant date using the Black-Scholes option pricing model. The fair value of the options is recognized as an expense using the graded vesting method where the fair value of each tranche is recognized over its respective vesting period. When stock options are forfeited prior to becoming fully vested, any expense previously recorded is reversed.

Share-based payments made to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined that the fair value of the goods or services cannot be reliably measured. These payments are recorded at the date the goods and services are received.

Share purchase warrants issued are recorded at estimated fair values determined on the grant date using the Black-Scholes model. If and when the stock options or share purchase warrants are ultimately exercised, the applicable amounts of their fair values in the reserve accounts are transferred to share capital. If and when the stock options or share purchase warrants are ultimately expired, the applicable amounts of their fair values in the reserve accounts are transferred to deficit.

(k) Share Capital

Common shares issued for non-monetary consideration are recorded at their fair value on the measurement date and classified as equity. The measurement date is defined as the earliest of the date at which the commitment for performance by the counterparty to earn the common shares is reached or the date at which the counterparty’s performance is complete.

Transaction costs directly attributable to the issuance of common shares and share purchase options are recognized as a deduction from equity, net of any tax effects.

The proceeds from the issue of the units are allocated between common shares and share purchase warrants on a pro-rata basis based on the relative fair values as follows: the fair value of the common shares is based on the market closing price on the date the units are issued and fair value of the share purchase warrants is determined using the Black-Scholes option pricing model.

(l) Earnings (Loss) per Common Share

Basic earnings (loss) per common share is calculated by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Dilutive earnings per share reflect the potential dilution of securities that could share in the earnings of an entity. In periods where a net loss is incurred, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive and basic and diluted loss per common share are the same. In a profit year, under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and share purchase warrants are used to repurchase common shares at the average price during the period.

(m) Flow-through Shares

Share capital includes flow-through shares which is a unique Canadian tax incentive pursuant to certain provisions of the Canadian Income Tax Act. Proceeds from the issuance of flow-through shares are used to fund qualified Canadian exploration and evaluation projects and the related income tax deductions are renounced to the subscribers of the flow-through shares. The premium paid for flow-through shares in excess of the market value of the shares without flow-through features, at the time of issue, is credited to other liabilities and recognized in income at the time qualifying expenditures are incurred. The Company also recognizes a deferred tax liability with a corresponding charge in the statement of operations when the qualifying exploration and evaluation expenditures are renounced. If the Company has sufficient tax assets to offset the deferred tax liability, the liability will be offset by the recognition of a corresponding deferred tax asset and recovery of deferred income taxes through profit or loss in the reporting period.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period. The portion of the proceeds received but not yet expended at the end of the Company’s period is disclosed separately as flow-through expenditure commitments.

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FIRST ENERGY METALS LIMITED
Notes to the Financial Statements
For the years ended March 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

2. Significant Accounting Policies (continued)

(m) Flow-through Shares (continued)

The Company may also be subject to a Part XII.6 tax on flow-through proceeds, renounced under the Look-back Rule, in accordance with Government of Canada flow-through regulations. When applicable, this tax is accrued as a financial expense until paid.

(n) Decommissioning Liabilities

The Company is subject to various government laws and regulations relating to environmental disturbances caused by exploration and evaluation activities. The Company records the present value of the estimated costs of legal and constructive obligations required to restore the exploration sites in the period in which the obligation is incurred. The nature of the rehabilitation activities includes restoration, reclamation and re-vegetation of the affected exploration sites.

The rehabilitation provision generally arises when the environmental disturbance is subject to government laws and regulations. When the liability is recognized, the present value of the estimated costs is capitalized by increasing the carrying amount of the related mining assets. Over time, the discounted liability is increased for the changes in present value based on current market discount rates and liability specific risks. Additional environmental disturbances or changes in rehabilitation costs will be recognized as additions to the corresponding assets and rehabilitation liability in the period in which they occur.

(o) Comparative figures

Certain comparative figures have been reclassified to conform to the current year’s presentation

(p) New, Amended and Future IFRS Pronouncements

New accounting standards and amendments adopted

The following standards have been adopted as at April 1, 2018. The Company has determined the impact of the new requirements to not be material.

IFRS 9 – Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) replaces IAS 39, Financial Instruments – Recognition and Measurement (“IAS 39”) and some of the requirements of IFRS 7, Financial Instruments: Disclosures (“IFRS 7”).

The objective of IFRS 9 is to establish principles for reporting of financial assets and financial liabilities in respect of the assessment of the amounts, timing and uncertainty of an entity’s future cash flows.

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 replaces IAS 11, Construction Contracts (“IAS 11”), IAS 18, Revenue (“IAS 18”) and some revenue-related interpretations. The objective of IFRS 15 is to provide a single comprehensive revenue recognition model that applies to contracts with customers using two approaches to recognizing revenue – at one point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of the revenue recognized.

Accounting standards and amendments issued but not yet adopted

IFRS 16 – Leases

On January 13, 2016, the IASB issued IFRS 16, according to which, all leases will be on the balance sheet of lessees, except those that meet the limited exception criteria. Respectively, rent expense is to be removed and replaced by the recording of depreciation and finance expense. The standard is effective for annual periods beginning on or after January 1, 2019.

There are no other IFRS that are not yet effective that would be expected to have a material impact on the Company.

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FIRST ENERGY METALS LIMITED
Notes to the Financial Statements
For the years ended March 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

3. Critical Accounting Judgments and Estimates

The preparation of financial statements requires management to make judgments and estimates that affect the amounts reported in the financial statements and notes. By their nature, these judgments and estimates are subject to change and the effect on the financial statements of changes in such judgments and estimates in future periods could be material. These judgments and estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these judgments and estimates. The more significant areas are as follows:

(a) Share-based Payment Transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 11.

(b) Going Concern

The assessment of the Company's ability to raise sufficient funds to finance its exploration and administrative expenses involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(c) Intangible Exploration and Evaluation Assets

Management is required to assess impairment in respect of intangible exploration and evaluation assets. Note 6 discloses the carrying value of such assets. The triggering events for the potential impairment of exploration and evaluation assets are defined in IFRS 6 Exploration for and Evaluation of Mineral Properties and are as follows:

  the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;

  substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

  exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and

  sufficient data exists to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

In making the assessment, management is required to make judgments as to the status of each project and its future plans towards finding commercial reserves. The nature of exploration and evaluation activity is such that only a proportion of projects are ultimately successful and accordingly some assets are likely to become impaired in future periods.

(d) Deferred Tax Assets

Deferred income tax asset carrying amounts depend on estimates of future taxable income and the likelihood of reversal of timing differences. Where reversals are expected, estimates of future tax rates will be used in the calculation of deferred tax asset carrying amounts. Potential tax assets were deemed not to be recoverable at the current year end.

4. Amounts Receivable and Prepaid Expenses

	March 31,	March 31,
	2019	2018
GST/HST	$13,977	$15,816
Prepayments and other receivable	2,047	-
Total	$16,024	$15,816

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FIRST ENERGY METALS LIMITED
Notes to the Financial Statements
For the years ended March 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

5. Exploration and Evaluation Assets

Exploration and evaluation assets deferred to the statements of financial position at March 31, 2019 and 2018 are as follows:

	March 31,	Additions	Write -off	March 31,
	2018			2019
Phyllis Cobalt	$-	$56,000	$-	$56,000
Russel Graphite	-	27,000	-	27,000
	$-	$83,000	$-	$83,000

	March 31,	Additions	Write -off	March 31,
	2017			2018
Kootenay Lithium	$513,600	$-	$(513,600)	$-

(a) Phyllis Cobalt Property

On January 29, 2018, the Company entered into an option agreement to acquire a 100% interest in certain mineral claims (the “Phyllis Property”) covering 1,750 hectares located in the Kenora Mining District in northwestern Ontario, Canada.

On January 29, 2019, and again on March 15, 2019, the Company entered into an amended option agreement (the “Phyllis Amendment Agreement”) which amended the due dates for certain cash payments, share issuances and exploration expenditure requirements of the Phyllis Cobalt Agreement, as noted below.

Under the terms of the Phyllis Amendment Agreement, the Company has the option to acquire a 100% interest in the Phyllis Property by completing the following option payments, common share issuances and exploration expenditures:

			Minimum	Cumulative
Due Dates	Option payments	Issuance of First Energy	exploration	exploration
	($)	common shares	expenditures	expenditure
			($)	($)
On signing (paid and issued)	20,000	100,000	Nil	Nil
September 30, 2019	-	-	75,000	75,000
January 31, 2020	35,000	150,000	25,000	100,000
March 15, 2020	35,000	150,000	-	100,000
January 31, 2021	50,000	-	-	100,000
March 1, 2021	-	200,000	25,000	125,000

Under the Phyllis Amendment Agreement, the Phyllis Property is subject to a 3% Net Smelter Return (“NSR”) royalty upon commencement of commercial production. The Company will have the option to reduce the NSR to 2.0% by paying $1,000,000.

(b) Russel Graphite Property

On May 3, 2018, the Company entered into an option agreement to acquire a 100% interest in the Russel Graphite Property which is comprised of 30 mineral tenures covering a contiguous block of 1,798 hectares of land located in the Gatineau area of Quebec, Canada.

On January 28, 2019, and again on March 15, 2019, the Company entered into an amended option agreement (the “Russel Amendment Agreement”) which amended the due dates for certain cash payments, share issuances and exploration expenditure requirements of the Russel Option Agreement as noted below.

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FIRST ENERGY METALS LIMITED
Notes to the Financial Statements
For the years ended March 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

5. Exploration and Evaluation Assets (continued)

(b) Russel Graphite Property (continued)

Under the terms of the Russel Amended Agreement, the Company has the right to acquire a 100% interest in Russel Graphite Property by completing the following option payment, common share issuances and exploration expenditures:

			Minimum	Cumulative
	Option payments	Issuance of First Energy	exploration	exploration
Due Dates	($)	common shares	expenditures	expenditure
			($)	($)
September 1, 2019 (issued)	7,500	75,000	Nil	Nil
December 31, 2019	30,000	225,000	150,000	150,000

The Russel Graphite Property is subject to a 3% NSR upon commencement of commercial production for which the Company will have the option to reduce the NSR by 2.0% by paying $1,000,000 for each 1% of royalty.

(c) Highway 95

On June 20, 2018, the Company entered into an option agreement (the “Highway 95 Agreement”) to acquire a 100% interest in the Highway 95 Property by making certain option payments of cash and shares. The property is comprised of 2,400 acres located in Nye County Nevada, USA.

On November 9, 2018 the Company and the optionor mutually agreed to terminate the Highway 95 Agreement, with no option payments having been issued or owing.

(d) Kootenay Lithium Property

On October 7, 2016, the Company entered into an agreement to purchase (the “Kootenay Agreement”) a 100% interest in certain mineral claims (the “Kootenay Property”) covering 4,050 hectares located in the Revelstoke and Nelson Mining Divisions of southeastern British Columbia, Canada.

Under the terms of the Kootenay Agreement, the Company has purchased a 100% interest in the Kootenay Property by issuing 1,200,000 common shares at a value of $0.40 per share. The Kootenay Property is subject to a 2.0% NSR royalty and a 24% Gross Overriding Royalty (“GOR”) on gemstones produced from the Kootenay Property. The Company will have the option to reduce the NSR to 1.0% by paying $2,500,000 and to purchase one half (50%) of the GOR for $2,000,000.

A vendor of certain claims within the Kootenay Property also reserves the exclusive right (the “Back In Right”) to produce gemstones for its own account from those claims as mutually agreed upon, in return for a 24% GOR payable to the Company. The Company will have the option to purchase 100% of the Back In Right for $1,000,000.

The Company also issued a finder’s fee totaling 84,000 common shares in connection with the transaction. This amount has also been capitalized as an acquisition cost.

During the year ended March 31, 2018, the Company wrote down the carrying value of Kootenay Lithium Property to $Nil as the Company does not plan to complete further exploration on the property. As such, the Company let lapse certain mineral property’s claims by not paying the related annual mineral claim maintenance fees.

Under the Kootenay Agreement, the Company is required to keep the Kootenay Property claims in good standing. As the Company had allowed certain claims to lapse, it is in default of the Kootenay Agreement. The Company has since filed certain annual maintenance fees related to the Kootenay Property claims and intends to restore the remainder of the claims to good standing.

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FIRST ENERGY METALS LIMITED
Notes to the Financial Statements
For the years ended March 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

5. Exploration and Evaluation Assets (continued)

Exploration and evaluation expenditures recorded in the statements of loss and comprehensive loss for the years ended March 31, 2019, 2018, and 2017 are as follows:

Year ended March 31, 2019	Kootenay Lithium, British Columbia	Russel Graphite, Quebec	Phyllis Cobalt, Ontario	General Exploration	Total March 31, 2019
Assay	$-	$-	$1,641	$-	$1,641
Drilling	-	-	41,849		41,849
Field expenditures	-	-	500	-	500
Geological and geophysical	-	21,000	70,953	5,995	97,948
Land claims and property taxes	5,038	-	-	-	5,038
Travel and accommodation	-	-	4,870	-	4,870
Total	$5,038	$21,000	$119,813	$5,995	$151,846

Year ended March 31, 2018	Kootenay Lithium, British Columbia	Kaslo Silver Property, British Columbia	Phyllis Cobalt, Ontario	General Exploration	Total March 31, 2018
Geological and geophysical	$-	$-	$10,000	$6,910	$16,910
Field expenditures	-	-	21,349	-	21,349
Land claims and property taxes	868	260	-	-	1,128
Travel and accommodation	-	-	1,580	-	1,580
Total	$868	$260	$32,929	$6,910	$40,967

Year ended March 31, 2017	Kootenay Lithium, British Columbia	Kaslo Silver Property, British Columbia	Phyllis Cobalt, Ontario	General Exploration	Total March 31, 2017
Geological and geophysical	$4,355		$-	$-	$4,355
Land claims and property taxes	2,537	260		-	2,797
Total	$6,892	$260	$-	$-	$7,152

6. Accounts Payable and Accrued Liabilities

	March 31,	March 31,
	2019	2018
Trade and other payables	$64,675	$128,251
Accrued liabilities	14,000	8,500
Totals	$78,675	$136,751

7. Loan payable

On December 21, 2017, the Company entered into a loan agreement by which a total of $153,079 of the Company’s current liabilities comprising of accounts payable and amounts due to related parties were directly settled and assumed by unrelated parties (the “Loan”). The Company paid $76,437 against the Loan in the 2018 fiscal year and the remaining balance of $76,641 in the 2019 fiscal year.

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FIRST ENERGY METALS LIMITED
Notes to the Financial Statements
For the years ended March 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

8. Related Party Transactions and Balances

Remuneration of directors and key management personnel of the Company were as follows for the years ended March 31, 2019, 2018 and 2017:

	For the years ended March 31,
	2019	2018	2017
Consulting fees charged by directors of the Company	$21,020	$12,120	$-
Salaries, fees and benefits	39,000	79,750	50,000
Termination benefits	-	-	7,000
Share-based payments	-	44,193	26,282

Related party balances as at March 31, 2019 and 2018 were as follows:

	March 31,	March 31,
	2019	2018
Amounts due to Directors and Officers of the Company	$46,851	$40,321
Amounts due to former directors and officers and companies
controlled by former directors and officers	-	1,750
Total	$46,851	$42,071

The directors’ and officers’ balances include fees and expenses owing to directors and officers incurred in the normal course of business.

9. Share Capital

(a) Authorized - Unlimited number of common shares without par value.

On February 1, 2018, the Company completed a share consolidation of its share capital on the basis of five (5) existing common shares for one (1) new common share. All common shares, per common share amounts, stock options and share purchase warrants in these financial statements have been retroactively restated to reflect the share consolidation.

The Company had 17,631,003 common shares issued and outstanding as at March 31, 2019 (March 31, 2018 – 12,236,638).

(b) Share issuances

Fiscal 2019

On May 7, 2018, the Company issued 140,000 common shares pursuant to the exercise of stock options for total proceeds of $35,000.

On May 30, 2018, the Company issued 100,000 common shares valued at $36,000 pursuant to the Phyllis Agreement towards acquiring a 100% interest in the Phyllis Cobalt Property (see Note 5).

On May 30, 2018, the Company issued 75,000 common shares valued at $27,000 pursuant to the Russel Agreement towards acquiring a 100% interest in the Russel Graphite Property (see Note 5).

On October 22, 2018, the Company completed a non-brokered private placement, consisting of 3,555,556 non flow-through units (“NFT Units”) and 333,333 flow-through shares (“FT Share”) for gross proceeds of $350,000. Each NFT Unit consists of one non flow-through common share and one transferable non flow-through common share purchase warrant ("Warrant") at a price of $0.09 per NFT Unit. Each Warrant entitles the holder to purchase an additional non flow-through common share of the Company at a price of $0.12 until October 22, 2020. The share purchase warrants were valued using the Black-Scholes pricing model with the following assumptions: weighted average risk-free interest rate of 2.29%, volatility factor of 201.5% and an expected life of two years. Each FT Share consists of one flow-through common share at a price of $0.09 per FT Share.

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FIRST ENERGY METALS LIMITED
Notes to the Financial Statements
For the years ended March 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

9. Share Capital (continued)

(b) Share issuances (continued)

On December 22, 2018, the Company completed a non-brokered private placement, consisting of 1,190,476 non flow-through common shares for gross proceeds of $250,000. The Company also paid finder’s fees totaling $6,248 cash in connection with a portion of the Placement.

Fiscal 2018

On February 22, 2018, the Company completed a non-brokered private placement, consisting of 2,666,667 non flow-through common shares and 666,667 flow-through common shares for gross proceeds of $500,000. Each non flow-through common share was issued at a price of $0.15 per non flow-through common share and each flow-through common share was issued at a price of $0.15 per flow-through common share. The Company paid finder’s fee of $11,175 and incurred additional cash share issue costs $22,844.

Fiscal 2017

On January 24, 2017, the Company completed a non-brokered private placement, consisting of 1,189,142 non flow-through units (“Units”) at a price of $0.35 per Unit for gross proceeds of $416,200. Each Unit consists of one non flow-through common share and one non-transferable non flow-through common share purchase warrant. Each warrant entitles the holder to purchase an additional non flow-through common share of the Company at a price of $0.08 until January 24, 2019. The share purchase warrants were valued using the Black-Scholes pricing model with the following assumptions: weighted average risk-free interest rate of 0.78%, volatility factor of 205% and an expected life of two years.

On January 4, 2017, the Company issued 20,000 common shares as part of a debt settlement agreement with the Company’s former CFO.

(c) Stock options

The Company has a shareholder approved “rolling” stock option plan (the “Plan”) in compliance with the CSE’s policies. Under the Plan, the maximum number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares at the time of granting. The exercise price of each stock option shall not be less than the discounted market price of the Company’s stock at the date of grant. Such options will be exercisable for a period of up to 10 years from the date of grant. In connection with the foregoing, the number of common shares reserved for issuance to any one optionee will not, within a twelve month period, exceed five percent (5%) of the issued and outstanding common shares and the number of common shares reserved for issuance to all technical consultants will not exceed, within a twelve month period, two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities’ position.

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FIRST ENERGY METALS LIMITED
Notes to the Financial Statements
For the years ended March 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

9. Share Capital (continued)

(c) Stock options (continued)

The continuity for stock options for the years ended March 31, 2019, 2018 and 2017 is as follows:

		Weighted Average
	Number of Shares	Exercise Price
		($)
Balance, fully vested and exercisable at March 31, 2016	298,000	0.55
Granted	250,000	0.55
Expired	(8,000)	8.00
Cancelled/forfeited	(196,000)	0.40
Exercised	(14,000)	0.35
Balance, fully vested and exercisable at March 31, 2017	330,000	0.47
Granted	180,000	0.25
Cancelled/forfeited	(370,000)	0.44
Balance, fully vested and exercisable at March 31, 2018	140,000	0.25
Exercised	(140,000)	0.25
Balance, fully vested and exercisable at March 31, 2019	-	-

As at March 31, 2019, the Company had no issued and outstanding stock options.

(d) Share Purchase Warrants

The continuity for share purchase warrants for the years ended March 31, 2019, 2018 and 2017 is as follows:

		Weighted Average
	Number of Warrants	Exercise Price
		($)
Balance, March 31, 2016	1,000,000	0.50
Issued	1,189,142	0.40
Balance, March 31, 2017	2,189,142	0.45
Expired	(1,000,000)	0.50
Balance, March 31, 2018	1,189,142	0.40
Expired	(1,189,142)	0.40
Issued	3,555,556	0.12
Balance, March 31, 2019	3,555,556	0.12

As at March 31, 2019, the following share purchase warrants issued in connection with private placements were outstanding:

Exercise Price	Expiry Date	Number Outstanding and	Average Remaining
		Exercisable	Contractual Life
$0.12	October 22, 2020	3,555,556	1.56

(e) Share-Based Payments

The fair value of each option granted to employees, officers, and directors was estimated on the date of grant using the Black-Scholes option-pricing model.

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FIRST ENERGY METALS LIMITED
Notes to the Financial Statements
For the years ended March 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

9. Share Capital (continued)

(e) Share-Based Payments (continued)

Fiscal 2018

During the year ended March 31, 2018, the Company granted 180,000 incentive stock options to directors and officers and all of which vested at the date of grant. The options are exercisable at $0.25 per share, expiring on July 11, 2022. The fair value of these options was $44,193 and was calculated using the Black-Scholes pricing model, based on the following assumptions: weighted average risk-free interest rate of 1.45%, volatility factor of 201% and an expected life of five years.

Fiscal 2017

During the year ended March 31, 2017, the Company granted 250,000 stock options to directors, officers and consultants and all of which vested at the date of grant. The options are exercisable at $0.55 per share, expiring on August 1, 2021. The fair value of the options granted was $131,412 and was calculated using the Black-Scholes pricing model, based on the following assumptions: weighted average risk-free interest rate of 0.68%, volatility factor of 179% and an expected life of five years.

10. Segmented Information

The Company operates in one business segment being the acquisition and exploration of exploration and evaluation assets and operates in one geographic segment being Canada. The total assets relate to exploration and evaluation assets and have been disclosed in Note 5.

11. Income Taxes

The income taxes shown in the statements of operations differ from the amounts obtained by applying statutory rates to net income/loss before income taxes due to the following:

	2019	2018	e	2017
Net loss (income) for the year	$667,000	$862,000		$357,000
Statutory tax rate	27%	27%		26%
Expected income tax recovery	182,000	233,000		93,000
(Decrease) increase to income tax recovery due to:
Non-deductible permanent differences	(39,000)	(160,000)		(36,000)
Change in tax assets not recognized	(142,000)	(82,000)		(57,000)
Tax rate change and other	-	9,000		-
Income tax recovery	$1,000	$-		$-

The significant components of the Company’s deferred tax assets are as follows:

	March 31,	March 31,
	2019	2018
Mineral property interests	$2,082,000	$2,065,000
Equipment	97,000	97,000
Operating losses carried forward	2,682,000	2,539,000
Capital losses and other	923,000	916,000
Total deferred tax assets	5,784,000	5,617,000
Deferred tax assets not recognized	(5,784,000)	(5,617,000)
	$-	$-

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FIRST ENERGY METALS LIMITED
Notes to the Financial Statements
For the years ended March 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

11. Income Taxes (continued)

The Company’s unrecognized deductible temporary differences and unused tax losses consist of the following:

	March 31,	March 31,
	2019	2018
Mineral property interests	$7,710,000	$7,648,000
Equipment	360,000	360,000
Operating losses carried forward	9,934,000	9,404,000
Capital losses and other	3,417,000	3,393,000
Unrecognized deductible temporary differences	$21,421,000	$20,805,000

The realization of income tax benefits related to these deferred potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no deferred income tax assets have been recognized for accounting purposes. The Company has Canadian non-capital losses carried forward of $9,928,000 that may be available for tax purposes. The losses expire as follows:

Expiry date	$
2027	618,000
2028	928,000
2029	908,000
2030	706,000
2031	1,704,000
2032	1,339,000
2033	1,092,000
2034	879,000
2035	530,000
2036	196,000
2037	233,000
2038	271,000
2039	530,000
Total	9,934,000

The Company has resource pools of approximately $7,710,000 (2018 - $7,648,000) to offset future taxable income. The tax benefit of these amounts is available to be carried forward indefinitely.

12. Financial Instruments and Risk Management Fair Value

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

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FIRST ENERGY METALS LIMITED
Notes to the Financial Statements
For the years ended March 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

12. Financial Instruments and Risk Management (continued)

The following provides the valuation method of the Company’s financial instruments as at March 31, 2019 and 2018:

		As at March 31,
	Level	2019	2018
Cash	1	$216,835	$376,375
Reclamation deposits	1	$11,000	$21,000
Financial liabilities	1	$125,526	$255,463

Financial Risk Management

The Company’s activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company attempts to manage liquidity risk by maintaining a sufficient cash balance. As at March 31, 2019, the Company had cash of $216,835 to settle current liabilities of $119,726. Further information relating to liquidity risk is disclosed in Note 1.

Interest Rate Risk

The Company has no significant exposure at March 31, 2019 to interest rate risk through its financial instruments.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash, short-term investment, reclamation bonds and amounts receivable. The carrying amount of financial assets recorded in the consolidated financial statements, net of any allowances for losses, represents the maximum exposure to credit risk.

The Company deposits its cash with a high credit quality major Canadian financial institution as determined by ratings agencies. The Company does not invest in asset-backed deposits or investments and does not expect any credit losses. To reduce credit risk, the Company regularly reviews the collectability of its amounts receivable and establishes an allowance based on its best estimate of potentially uncollectible amounts. The Company historically has not had difficulty collecting its amounts receivable.

Currency Risk

The Company has no significant exposure at March 31, 2019 to currency risk through its financial instruments.

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest in order to maintain liquidity while achieving a satisfactory return. Fluctuations in interest rates impact the amount of return the Company may realize but interest rate risk is not significant to the Company.

There were no transfers from levels or change in the fair value measurements of financial instruments for the years ended March 31, 2019 and 2018.

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FIRST ENERGY METALS LIMITED
Notes to the Financial Statements
For the years ended March 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

13. Management of Capital

The Company primarily considers shareholders’ equity in the management of its capital. The Company manages its capital structure and makes adjustments to it based on funds available to the Company, in order to support exploration and development of mineral properties. The Board of Directors has not established quantitative capital structure criteria management but will review on a regular basis the capital structure of the Company to ensure its appropriateness to the stage of development of the business.

The Company’s objectives when managing capital are:

  To maintain and safeguard its accumulated capital in order to provide an adequate return to shareholders by maintaining sufficient level of funds, to support continued evaluation and maintenance of the Company’s existing properties, and to acquire, explore and develop other precious metals, base metals and industrial mineral deposits;

  To invest cash on hand in highly liquid and highly rated financial instruments with high credit quality issuers, thereby minimizing the risk and loss of principal; and

  To obtain the necessary financing if and when it is required.

The properties in which the Company currently holds an interest are in the exploration stage and the Company is dependent on external financing to explore and take the project to development. In order to carry out planned exploration and development and pay for administrative costs, the Company will spend its existing working capital and attempt to raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

In order to facilitate the management of capital and development of its mineral properties, the Company’s management informs the Board of Directors as to the quantum of expenditures for review and approval prior to commencement of work. In addition, the Company may issue new equity, incur additional debt, enter into joint venture agreements or dispose of certain assets. When applicable, the Company’s investment policy is to hold cash in interest bearing accounts at high credit quality financial institutions to maximize liquidity. In order to maximize ongoing development efforts, the Company does not pay dividends. The Company expects to continue to raise funds, from time to time, to continue meeting its capital management objectives.

There were no changes in the Company’s approach to capital management during the year ended March 31, 2019 compared to the year ended to March 31, 2018. The Company is not subject to externally imposed capital requirements. Further information relating to management of capital is disclosed in Note 1.

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